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                                                                  EXHIBIT (a)(7)

                VAN KAMPEN PRIME RATE INCOME TRUST TENDER OFFER

         CHICAGO (December 28, 2000) -- Van Kampen Prime Rate Income Trust announced today that it is supplementing its tender offer. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, each dated December 14, 2000, as supplemented on December 28, 2000. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Time, on January 12, 2001, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Time, on January 12, 2001 unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than five years.

         As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors. The offer is not conditioned on any minimum number of common shares that must be tendered. The Fund may purchase under the modified tender offer up to 126,590,364 of its outstanding common shares of beneficial interest. The number of common shares tendered through December 26, 2000 was approximately 4,897,000.



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         The Van Kampen Prime Rate Income Trust tender offer is being made only by the Offer to Purchase and the related Letter of Transmittal, each dated December 14, 2000, as supplemented on December 28, 2000. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

         Van Kampen Investments Inc. ("Van Kampen") is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios, and has more than $100 billion under management or supervision, as of September 30, 2000. Van Kampen has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are professionally distributed by leading financial advisors nationwide.


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